Notice to ASX/LSE 21 July 2021 Rio Tinto and Bougainville community residents reach agreement to assess legacy impacts of Panguna mine Rio Tinto and Bougainville community members, represented by the Human Rights Law Centre, have reached an agreement to identify and assess legacy impacts of the former Panguna copper mine in Bougainville. This follows several months of constructive discussions facilitated by the Australian OECD National Contact Point (AusNCP). A joint committee of stakeholders will be formed to oversee a detailed independent assessment of the Panguna mine to identify and better understand actual and potential environmental and human rights impacts of the mine which ceased operating in 1989. The Panguna Mine Legacy Impact Assessment Committee will be established by the Autonomous Bougainville Government (ABG) and the parties to the AusNCP process, Rio Tinto, the HRLC and the community members the HRLC represents. It will be chaired by an independent facilitator with representatives invited to join the Committee from the Independent State of Papua New Guinea (PNG), ASX-listed Bougainville Copper Limited (BCL), as well as other landowners and community representatives. Rio Tinto chief executive Jakob Stausholm said, “This is an important first step towards engaging with those impacted by the legacy of the Panguna mine. It comes after months of constructive engagement with the HRLC and the community members they represent facilitated by the Australian National Contact Point, as well as engagement with other key stakeholders including the Autonomous Bougainville Government. “Operations at Panguna ceased in 1989 and we’ve not had access to the mine since that time. Stakeholders have raised concerns about impacts to water, land and health and this process will provide all parties with a clearer understanding of these important matters, so that together we can consider the right way forward. We take this seriously and are committed to identifying and assessing any involvement we may have had in adverse impacts in line with our external human rights and environmental commitments and internal policies and standards.” The scope of the Impact Assessment, along with terms of reference for the Committee, have been drafted by the parties to the AusNCP process. The Impact Assessment will be predominantly funded by Rio Tinto with BCL contributing separately, provided that broader stakeholders on the Committee endorse the process and proposed methodology of the Impact Assessment, the Impact Assessment can be safely completed and an appropriate funding mechanism can be agreed. The ABG has confirmed its support for the process. The Committee will appoint a chairperson and an independent third-party company (or consortium) to complete the Impact Assessment with strong environmental and human rights expertise as well as both global and regional experience. Following the Impact Assessment, Rio Tinto and the other parties to the AusNCP process will discuss the recommendations from the Impact Assessment and the remaining commitments sought by the communities. The joint statement from the parties to the AusNCP process is available at https://ausncp.gov.au/. Background The Panguna mine was operated by BCL, majority owned by Rio Tinto, for 17 years from 1972 until 1989, when operations were suspended due to an uprising against the mine and subsequent civil war. A peace agreement was signed in 2001 and Bougainville was given greater autonomy within PNG, with a non-binding referendum in favour of independence held in 2019. EXHIBIT 99.3

Notice to ASX/LSE Page 2 of 3 Rio Tinto transferred its 53.83 per cent majority shareholding in BCL to the ABG and the PNG Government in 2016 for no consideration, enabling ABG and PNG to hold an equal share in BCL of 36.4 per cent each. BCL is an ASX listed company with the remaining 27.2 per cent held by public and institutional investors. Rio Tinto holds no shares in BCL. In September 2020, the HRLC, representing 156 residents of villages in the vicinity of the Panguna mine, filed a complaint with the AusNCP against Rio Tinto. The complaint alleges that Rio Tinto is accountable for significant breaches of the OECD Guidelines for Multinational Enterprises relating to past and ongoing environmental and human rights impacts allegedly arising from the Panguna mine. The complaint also alleges that, notwithstanding its divestment, Rio Tinto is accountable for remediating these ongoing impacts as it has an ongoing obligation to provide for or cooperate in remediation where it identifies it has caused or contributed to harm. The complainants are seeking commitments from Rio Tinto to: • Engage with Panguna mine-affected communities to help find solutions and undertake formal reconciliation as per Bougainvillean custom; • Fund an independent environmental and human rights impact assessment of the mine by a team of qualified local and international experts to map impacts and to develop recommendations (Impact Assessment); and • Contribute to a substantial, independently managed fund, to help address the harms allegedly caused by the mine and assist long-term rehabilitation efforts. The AusNCP accepted the complaint and Rio Tinto, HRLC and community representatives have been engaging productively through the ‘good offices’ of the AusNCP since November 2020.

Notice to ASX/LSE Page 3 of 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com